Exhibit 99.1

21Vianet Group, Inc. to Acquire Dermot Entities from

DYXnet Group

BEIJING, Aug. 11, 2014 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that the Company and its affiliate have entered into definitive agreements to acquire from DYXnet Group the entire equity interest in Dermot Holdings Limited and its subsidiaries (collectively, the “Dermot Entities”), which operate the Virtual Private Networks (“VPN”) business unit within DYXnet Group and include without limitation to Diyixian.com Limited and Shenzhen Diyixian Telecom Company Limited.

Founded in 1999, DYXnet Group is now a VPN market leader in the Greater China region. Through the operation of Dermot Entities, DYXnet Group’s current total network connectivity reaches over 700 cities in Mainland China, Hong Kong, Taiwan, Vietnam and Singapore. Through this acquisition, 21Vianet is expected to expand its data transmission infrastructure across the Greater China region and deliver high-performance VPN connectivity solutions by utilizing Dermot Entities’ advanced network and infrastructure, further strengthening its position as a leading integrated internet infrastructure services provider in China.

Mr. Josh Chen, Chairman and Chief Executive Officer of the Company, stated, “We are excited to welcome Dermot Entities to join our family. The Dermot Entities’ VPN business has a unique network footprint and offers best-in-class, fully-managed network enabling connectivity to major Asian cities. In addition, their tactical expertise in navigating the region has allowed them to establish a dominant market position with an impressive installed base of over 2,000 customers, including some of the world’s largest enterprise and carrier customers. We believe this acquisition will also serve as an integral component of our overall cloud market strategy, as businesses increasingly seek reliable, secure, and highly customizable enterprise grade cloud services.”

Mr. Shang Hsiao, Chief Financial Officer of the Company, stated, “We are thrilled to acquire the Dermot Entities with their healthy balance sheets and strong financial performance including more than 90% recurring revenues. The Dermot Entities are uniquely positioned to address the market for connectivity within some of the world’s largest and fastest growing economies, capitalizing on demand for connectivity to the Greater China Region. According to Cisco Visual Networking index, IP traffic in Asia Pacific will grow at a compound annual growth rate of 35 percent from 2012 to 2017. Furthermore, we believe this acquisition will not only be accretive for both earnings and cash flow, but also generate potential synergies with our public and private cloud businesses.

The transaction is subject to the satisfaction of certain customary closing conditions. The total consideration for the acquisition is not disclosed and shall be paid in a combination of cash and shares subject to adjustment by performance metrics. After the acquisition, the management of Dermot Entities is expected to remain in place and stay actively involved in Dermot Entities’ day-to-day management in at least the next two years. The transaction is expected to close in the third quarter of 2014.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com